UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces its support to the TCFD

—

Rio de Janeiro, July 1, 2020 – Petróleo Brasileiro S.A. – Petrobras announces that it is suporting the Task Force for Climate-related Financial Disclosures (TCFD), an initiative by the Financial Stability Board of the G20 group, which is comprised by 19 leading global economies and the European Union, with the mission of developing recommendations for the disclosure of financial risks related to climate change.

Petrobras' vision on climate change is based on three pillars: transparency, resilience to the energy transition of its oil and gas position, and the strengthening of its capabilities in alignment with the low carbon economy. Our priority is to operate with low costs and low emissions, delivering affordable energy that adheres to our commitment towards reducing carbon emissions.

Reconciling society's demand for oil and gas while addressing climate change concerns is an ethical requirement for the Company and part of its strategy and policies on safety, environment, health and social responsibility. It is also a business requirement that is in line with its stakeholders’ expectations.

Along with its support to the TCFD, Petrobras is making the updated Climate Notebook available on its website, a document that has become a reference for investors specialized in Environmental, Social, and Governance (ESG), with the objective to deepen and increase transparency of its sustainability information regarding its energy transitioning into a low carbon matrix.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:July 1, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer